UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Commission File Number: 001-12970
Goldcorp Inc.
(Translation of registrant’s name into English)
Suite 3400 — 666 Burrard St.
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Update to Registered Agent Information for Registration Statement on Form S-8.
Goldcorp Inc. changed its agent for service for purposes of its Registration Statement on Form S-8 (File 333-138760) filed with the U.S. Securities and Exchange Commission on November 16, 2006 (the “Registration Statement”) and hereby updates such service agent’s information as follows:
CT Corporation System
111 Eight Avenue
New York, New York 10011
Telephone: (800) 223-7567
This Report on Form 6-K and the information contained herein are incorporated by reference into the Registration Statement and shall be deemed a part of the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
Date: November 30, 2009	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Vice President, Regulatory Affairs and Corporate Secretary